UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 18, 2021

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

Amendment to the Company’s Class B Stockholders Agreement

On August 4, 2021, the Board of Directors (the “Board”) of Angel Studios, Inc. (the “Company”) adopted resolutions by unanimous written consent recommending that the Stockholders Agreement, dated as of October 20, 2016, between the Company and the holders of the Company’s Class B Common Stock (the “Class B Stockholders”) (the “Original Agreement”) be amended and restated.

On August 16, 2021, certain Class B Stockholders party to the Original Agreement, acting by written consent in accordance with Section 12 of the Original Agreement, adopted resolutions approving and adopting the Amended and Restated Stockholders Agreement (the “Amended Agreement”) in order to make certain amendments to the Original Agreement, as recommended by the Board. A copy of the Amended Agreement is filed as Exhibit 3.1 and is incorporated by reference into this Current Report on Form 1-U.

The following is a summary of the changes made to the terms of the Original Agreement that are reflected in the Amended Agreement and is not intended to be a complete description of the changes made to the terms of the Original Agreement. We suggest you review the full terms of the Amended Agreement.

Amended and Restated Class B Stockholders Agreement

The Amended Agreement addresses the following items:

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The Original Agreement governed all stock held by a Class B Stockholder (including Class A Common Stock and Class B Common Stock held by such Class B Stockholder). The Amended Agreement is explicit in the fact that it only governs the Class B Common Stock held by a Class B Stockholder.

●
The Original Agreement included a right of first refusal in favor of the Company, in favor of holders of Class A Common Stock (the “Class A Stockholders”) (if the Company did not exercise its right) and in favor of Class B Stockholders (if the Company and the Class A Stockholders did not exercise their right). The Amended Agreement maintains the right of first refusal for the Company (with a 30-day notice period) and adds an assignment right for the Company in the event it elects not to exercise its right. The right of first refusal for Class A Stockholders and Class B Stockholders was removed.

●
The Original Agreement included certain permitted transfers that allowed Class B Stockholders to transfer shares without being subject to the right of first refusal discussed above. The Amended Agreement expands the permitted transfers to also include (1) transfers approved by the Board of Directors, and (2) transfers between existing holders of Class B Common Stock.

●
The Original Agreement required written consent from Class B Stockholders holding greater than 50% of the issued and outstanding shares of the Company’s common stock (including both Class A Common Stock and Class B Common Stock) on a fully-diluted basis in order to modify the Original Agreement. The Amended Agreement instead requires the written consent of the Company and Class B Stockholders holding greater than 50% of the outstanding Class B Common Stock. The Amended Agreement also gives the Company the right to waive any part of the Amended Agreement at any time and for any purpose.

The foregoing is a summary of the changes made to the terms of the Original Agreement and is qualified in its entirety by the Amended Agreement.

ITEM 3.1 EXHIBITS

The following exhibit is filed as part of this Current Report on Form 1-U:

Exhibit Number	Description

3.1	Amended and Restated Class B Stockholders Agreement, effective as of August 18, 2021.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angel Studios, Inc.

Dated: August 18, 2021	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer